MAIL STOP 4561

July 13, 2005

Robert Lisle
President
Assure Data, Inc.
6680 Yosemite
Dallas, Texas 75214

Re: **Assure Data, Inc.**
         Amendment No. 4 to Registration Statement on Form SB-2
         Filed June 23, 2005
         File No. 333-121347

Dear Mr. Lisle,

        We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Use of Proceeds, page 9

1. We note your response to prior comment 2 that management advised Assure Data that they have committed to advance the offering costs if no shares are sold. Please revise your disclosure to clarify whether management will only advance offering costs if no shares are sold. Who will pay the shortfall of your offering expenses if you obtain nominal proceeds that are inadequate to pay the expenses? Also, revise your disclosure to provide a materially complete description of the arrangement that Assure Data has with its officers. Is there a written agreement with the officers?

Description of Business, page 10

The Primary Manner In Which We Expect to Conduct Business, page 11

2. We refer you to prior comment 3. You disclose that Assure data contacted a vendor that is willing to provide a select email listing of information technology employees and consultants. Please confirm that there are no other fees or expenses associated with Assure Data's acquisition of the referenced select email listing. In this regard, tell us whether any of the offering proceeds will be utilized to purchase the email listing. Also, advise whether there are any privacy concerns related to the acquisition

and/or utilization of the select email listing. For example, how was the information collected and how will the information be used?

Competition, page 14

3. We note that you refer to Dun & Bradstreet in response to prior comment 4. Please furnish the source of the statistic from Dun & Bradstreet. To expedite our review clearly highlight the applicable portion or section containing the statistics. Also, supplementally tell us whether the source of the statistics is publicly available without cost or at a nominal expense. If the source is not publicly available, tell us why a consent is not needed to use the statistic in your prospectus. Also, revise to provide a more complete citation to the research derived from Dun & Bradstreet. For example, as applicable, disclose the title of the source of information and its date.

4. Please revise to disclose the basis for your belief that the number of potential customers in North America is over 2.2 million based upon your research through Dun & Bradstreet of companies with gross sales of more than $100,000 or more than 15 employees. In this regard disclose why you concluded that all companies in North America with sales of more than $100,000 or more than 15 employees are potential customers.

Management's Discussion and Analysis or Plan of Operation, page 14

5. We note that you estimate that the annual cost to be a small business reporting company to be approximately $3,000 a month. We also note that you disclose that Assure Data will have adequate financial resources to meet its financial obligations as you currently conduct business for at least twelve months. In light of the fact that you anticipate a short fall of $170 a month, please reconcile your disclosure. In this regard, please discuss whether you will be able to meet your financial obligations, including the annual cost to be a reporting company, for the next twelve months if you only receive nominal proceeds in this offering. Also, you should consider the impact of purchasing the select email listing when discussing your ability to meet your financial obligations. Further, consider additional risk factor disclosure that addresses the additional cash needs of the company resulting from your reporting obligation.

6. We note that you have commitments from additional companies that will be active customers by June 30, 2005. To the extent that these are definitive and binding agreements, please disclose. Otherwise, your disclosure should also address your liquidity if Assure Data does not receive additional revenue from additional companies.

Notes to Financial Statements, December 31, 2004

Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition

7. We note your response to prior comment number 9 in the letter dated June 23, 2005. As previously requested, revise your revenue recognition policy to include the related revenue recognition criteria considered in determining when to recognize revenue and how management determines when those criteria have been met. Specifically, since it appears that the monthly fee is recognized based on the provisions of SAB 104, indicate how you determine that the following criteria have been met:

    • Persuasive evidence of an arrangement exists;
    • Delivery has occurred or services have been rendered;
    • The seller's price to the buyer is fixed or determinable; and
    • Collectibility is reasonably assured.

Notes to Financial Statements, March 31, 2005, page F-14

8. We note the increase in due to related party of $11,311 during the three months ended March 31, 2005. Revise to disclose the nature and terms of this increase. Also tell us what consideration you gave to including a similar discussion in Certain Relationships and Related Transactions on page 19.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Morgan Youngwood at (202) 551-3479 or Melissa Walsh, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 with any other questions. If you need further assistance, please contact the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        1717 Main Street
        Suite 3700
        Dallas, Texas 75201